Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”) Suite 2300 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

July 27, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was disseminated by Marketwire on July 27, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On July 27, 2011 NovaGold announced the results of the Prefeasibility Study for its Galore Creek project. The Galore Creek property is owned by a partnership owned equally by subsidiaries of NovaGold and Teck, and managed by Galore Creek Mining Corporation (GCMC).

The Prefeasibility Study (PFS/PFS Plan) confirms the technical and economic viability of the Project and shows a significant increase in scale and redesign of the Project from previous configurations. The PFS Plan provides for a mining and operating facility with a nominal 95,000 tonne-per-day capacity. Proven and probable mineral reserves total 528 million tonnes grading 0.6% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver. The Project is forecast to produce 6.2 billion pounds of copper, 4.0 million ounces of gold and 65.8 million ounces of silver over an approximate 18-year mine life.

In reviewing the PFS Plan and opportunities identified, the Partners have determined to move forward with an enhanced project plan (Enhanced Plan) for the project description required for permitting and to support a feasibility decision. GCMC will complete the engineering required to define the project description before year-end 2011.

Mining of the Galore Creek deposit is planned as a conventional truck-shovel open-pit mining operation with a nominal 95,000 tonne-per-day throughput. Throughput averages approximately 84,000 tonnes per day due to the milling circuit constraining throughput as harder rock is encountered deeper in the open pits.

Mining and waste rock facilities would be located in the Galore Valley with plant and tailings facilities being located in the adjacent West More Valley. A 13.6 -kilometer tunnel would be used for conveying ore and equipment movement between the two facilities. The Galore Creek project would be a large-scale open-pit mine which would provide process plant feed at a nominal rate of 95,000 tonnes per day or 34.6 million tonnes per year.

Annual mine production of ore and waste would peak at 136 million tonnes per year with a life-of-mine waste/ore stripping ratio of 2.16 -to-1. Run-of-mine ore would be fed into a single gyratory crusher in the Galore Valley. Crushed ore would then be transported via conveyor from Galore Valley through the access tunnel and via a road to a single coarse ore stockpile near the proposed mill site in the West More Valley.

The proposed process plant would be a conventional single-line grinding-flotation concentrator. A pipeline would transfer concentrate to a remote filter plant and concentrate truck-loading facility located near Highway 37. Thickened concentrate would be pumped approximately 71 kilometers to the filter plant located near the junction of the mine access road and Highway 37. From the filter plant, the concentrate would be transported by truck to a port facility in the town of Stewart for shipment to various international destinations.

Power for the Project would be provided from the Northwest Transmission Line (“NTL”) currently being constructed by the provincial electrical authority, BC Hydro. A 69-kilometer long, 287kV power line would run to the plant site adjacent to the access road with a further 27-kilometer line providing power to the mining operations.

Galore Creek Enhanced Plan

Mine plan studies have demonstrated that mineral resources in the Bountiful area could become part of the mine plan using long-term price assumptions if comingled inferred mineral resources were drilled to a measured and indicated classification. It is envisioned in the Enhanced Plan that the required infill drilling would convert inferred mineral resources in the Bountiful area to measured and indicated mineral resource categories so that the material may then be used as part of an appropriately engineered mineral reserve pit. Both the infill drilling to convert inferred mineral resources to measured and indicated mineral resources, and a geotechnical drilling to confirm pit slope design in this area are currently on-going and part of the summer program.

The Enhanced Plan anticipates the extension of the access tunnel by an additional four kilometers to allow the entire East Fork area to be utilized for waste rock storage. The tunnel extension would increase the initial capital required for the project. Furthermore, a substantial amount of additional potentially acid-generating (PAG) waste rock would need to be rehandled during the mine closure period in order to submerge the additional PAG waste rock for reclamation.

Under the Enhanced Plan the mine life would be lengthened sufficiently that a mill expansion could be undertaken near the fifth or sixth year of operations. The mill expansion would require some additional initial capital in order to design the coarse ore stockpile to eventually feed two SAG mills, and would require additional sustaining capital to install a second SAG mill. The addition of a second SAG mill would lead to an increase in the total site power requirements and annual operating costs, but would reduce the overall unit operating costs. Under the Enhanced Plan, it is anticipated the nominal mill capacity could be sustained throughout the mine life.

A portion of the capital cost of the PFS Plan is estimated for the construction of a Galore Creek port facility at Stewart. Another major capital component is the concentrate transportation and filtration system, which includes a 70-kilometer slurry and fuel pipeline, filter plant, water treatment plant, 50- person full-service camp, and fuel tank farm. Reconfiguration of this portion of the process and an alternative approach to the port facility could reduce overall capital. The amount of initial capital for these facilities may be reduced under the Enhanced Plan. Initial study indicated that an alternate port facility in Stewart may be upgraded to meet Galore Creek’s concentrate transportation requirements. Under the Enhanced Plan, a capital estimate to complete facility upgrades would be included, as well as an estimate of unit-based concentrate terminal fees. This component of the Enhanced Plan would reduce the initial capital required, which would be partially off-set by an increase in operating costs (terminal charges).

2011 Work Program

The Partners have approved a $30.5 -million budget to carry out further work on the Project during the remainder of 2011. Planned work includes infill drilling to convert targeted inferred mineral resources to measured and indicated categories, geotechnical drilling on the tunnel alignment and geotechnical drilling to confirm open-pit slopes in areas targeted for conversion of inferred mineral resources.

GCMC will also complete further environmental and engineering work in preparation for feasibility level studies. This work will be completed in parallel with feasibility planning activities including selection of the prime consultant for the feasibility study. A statement of work for the Feasibility Study has been issued with requests for proposals from sub-consultants expected to be issued in October.

Permitting

The Galore Creek project received an Environmental Assessment (EA) Certificate under the British Columbia Environmental Assessment Act in February 2007 and approval under the federal Canadian Environmental Assessment Act in June 2007. The new design and project configuration is different from what was permitted under the original EA Certificate.

It is expected that the entire EA review process would take approximately two years from submission of a project description to issuance of new provincial and federal approvals. Upon completion of the Enhanced Plan engineering, GCMC will be preparing the project description for submission concurrent with appropriate Partner approvals prior to the end of 2011.

Exploration Potential

The majority of proven and probable mineral reserves are hosted within the main Central Zone. As discussed in the Enhanced Plan, additional inferred mineral resources that would be economic at long-term metal price assumptions, but not drilled to sufficient confidence to be included in the PFS Plan, exist in extensions to the southeast, an area known as the Bountiful Zone. With additional infill drilling these resources are targeted to be upgraded to measured and indicated classification for inclusion in the Enhanced Plan.

Item 5.	5.1 - Full Description of Material Change

NovaGold Resources Inc.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders Telephone: (604) 669-6227 Fax: (604) 669-6272

Item 9.	Date of Report

August 2, 2011